

NEWS RELEASE

<u>**FOR IMMEDIATE RELEASE**</u>

January 27, 2004

CAPITOL FEDERAL FINANCIAL
ANNOUNCES QUARTERLY DIVIDEND

Topeka, Ks – Capitol Federal Financial (CFFN) announced today that its Board of Directors declared a quarterly cash dividend of $0.50 per share on outstanding CFFN common stock. The dividend is payable on February 20, 2004 to stockholders of record as of the close of business on February 6, 2004.

CFFN will announce its earnings for the quarter ended December 31, 2003, on February 4, 2004.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 35 branch offices in Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward looking statements represent the Company's judgment as of the date of the release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:
    Jim Wempe
    Vice President, Investor Relations
    700 S Kansas Ave.
    Topeka, KS   66603
    (785) 270-6055
    jwempe@capfed.com